March 27, 2002

Board of Directors
Monarch Community Bank, successor to:
Branch County Federal Savings and Loan Association of Coldwater
375 North Willowbrook Road
Coldwater, Michigan 49036

Re:    Plan of Conversion: Subscription Rights
         Monarch Community Bank

Gentlemen:

              All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of conversion adopted by the Board of Directors of Branch County Federal Savings and Loan Association of Coldwater ("Branch County") whereby Branch County will convert from a federally chartered mutual savings institution to a federally chartered stock savings institution, change its name to Monarch Community Bank, and issue all of its outstanding capital stock to Monarch Community Bancorp, Inc. (the "Holding Company"). Simultaneously, the Holding Company will issue shares of common stock.

              We understand that in accordance with the plan of conversion, subscription rights to purchase shares of common stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) Tax Qualified Employee Plans; (3) Supplemental Eligible Account Holders; (4) Other Members; and (5) directors, officers and employees of Branch County. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the Direct Community Offering and Public Offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

              (1)       the subscription rights will have no ascertainable market value; and,

              (2)       the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

              Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely, RP FINANCIAL, LC.